Mail Stop 3561

March 9, 2007

Via U.S. Mail

Bill Glaser
Chief Executive Officer
UKarma Corporation
520 Broadway, Suite 350
Santa Monica, CA 90401

Re: uKarma Corporation
Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140633

Dear Mr. Glaser,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please revise the first paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

2. Your disclosure indicates that this is a self-underwritten "best efforts" offering. To avoid confusion, please delete from the cover page and throughout the prospectus, all your references to a possible underwritten offering at some future date. Please note that to the extent you engage an underwriter at some future date after effectiveness of this registration statement, a post-effective amendment would be required as it would be a material change to the offering. Please revise accordingly.

3. We note in the second paragraph that the offering will end on the date that all of the shares of common stock are sold; however on pages 2 and 12, you state that the offering period is for one year. Please revise for consistency or advise.

4. Please revise the last sentence in the third paragraph to state that the selling stockholders will sell their shares at the fixed price of $0.35 per share. In addition, please revise to clarify that you will apply to be quoted on the OTC Bulletin Board. Similar information in the summary should be revised as well.

Prospectus Summary
Our Company, page 1

5. Please revise the third paragraph to disclose that you have had no revenues since inception. Also, please revise to disclose that your auditors have issued a going concern opinion.

Plan of Distribution, page 2

6. Please revise the last paragraph to state that warrant exercise price of $1 is greater than the fixed price of $0.35 at which selling shareholders must sell their shares. In addition, please delete the term "initial" in the first sentence.

Use of Proceeds, page 12

7. We note your statement that if less than 60% of maximum subscription is attained that amounts will be adjusted appropriately. However, the order of priority for each proposed use of proceeds if less than that amount is sold remains unclear. Please refer to Item 504 of Regulation SB and revise your disclosure accordingly.

Selling Stockholders, page 16

8. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Business Experience, page 23

9. Please revise to clarify Mr. Glaser's business experience from July 2005 to the present.

Preferred Stock, page 26

10. In your first sentence you state that you have no shares of preferred stock outstanding. But, in the next sentence you state that all outstanding shares of preferred stock will be converted into common stock. Please revise or advise.

Warrants, page 26

11. Please disclose the exercise price of the warrants held by Mark Lindon. In addition, please discuss all transactions in which warrants were issued in Part II of this registration statement "Recent Sales of Unregistered Securities."

Interest of Named Experts and Counsel, page 26

12. Please revise to clarify that you are not registering the warrants to purchase 187,500 shares of common stock or advise. Also, please revise to clarify whether the shares you present are only those held by Richardson & Patel LLP, and separately disclose the amount of shares to be sold by members of the firm.

Description of Business
Industry Overview, page 27

13. Please revise to define the "healthy lifestyles and personal development industry." Please describe the type of products and/or services provided by the industry. Also, please describe "nutraceutical products." Furthermore, provide a source for all statistical data that you present. Additionally, please be advised that you must provide consents with respect to any statistics or other data that are not based on public information available for free or at a nominal cost. See Rule 436 of Regulation C. Alternatively, you may remove the reference to the third party or parties and attribute the applicable information to the company, based on its own research.

Our Business, page 28

14. Please revise this entire section to eliminate marketing language, which we believe is inappropriate in a disclosure document. See, for example, your statements on page 28, "Our goal is to become a premier provider…"; "we are seeking to market the first blockbuster…" and "We intend to develop DVDs that will surpass the production value…"

Distribution, Sales and Marketing, page 29

15. In an appropriate section, please revise to describe how much you plan to charge for your various products. Also, please revise this section to provide a timeline for each of your marketing strategies as well as an estimate of cost. Revise to clearly describe each marketing strategy for investors, including the current status of each strategy. Finally, as appropriate, you should either quantify or provide more detail for terms such as "critical mass" and "viral marketing." Similarly revise your Product Development section on page 30.

Management's Discussion and Analysis and Plan of Operation
Plan of Operation, page 32

16. Please provide a discussion of how long you can satisfy your cash requirements, given your current amount of working capital. Refer to Item 303(a)(1)(i) of Regulation S-B.

17. Please revise this section to update the status of your website and your infomercial. Accordingly, please update the status of your plans throughout MD&A.

Contractual Obligations, page 35

18. We note footnote 2. Please revise to quantify and describe the formula for royalty payments due to Eric Paskel.

Certain Relationships and Related Transactions, page 35

19. Please create a risk factor in the risk factor section to describe the risks associated with the promissory notes to Mr. Glaser.

Executive Compensation, page 38

20. Your discussion of the employment agreement with your CEO includes various items of compensation that do not appear to be included in the summary compensation table. The summary compensation table should cover all compensation to your named executive, including but not limited to, the performance bonus, the medical, pension, dental and life insurance benefits and the car allowance. To clarify the category of compensation under which to report the compensation, please refer to Item 402(a)(5) of Regulation S-B.

21. We note that the employment agreement discussed in this section provides for salary increases based on certain targets, as well as a performance bonus based adjusted EBITDA. The descriptions of the criteria to be applied to determine the

amounts payable under the agreement, however, are not clear. For example, is the salary increase based on either raising the financing or attaining certain revenues, or is it based on both? If so, how is it determined? To the extent it is based on revenues, what are cumulative gross revenues? What is the performance period for the performance bonus? What is the formula for calculating the performance bonus? Your disclosure should provide an explanation of the material terms of the agreement with the objective of providing a clear and understandable description of all the compensation covered. Please refer to Item 402(c) of Regulation S-B and revise your disclosure accordingly.

Consolidated Financial Statements, page F-1
Balance Sheets, page F-2

22. Your presentation of "cost of production" as a current asset is not in accordance with paragraph 51 of SOP 00-2. Please revise your presentation accordingly.

Notes to the Unaudited Financial Statements, page F-5
Note 3: Cost of Production, page F-8

23. As applicable, please provide the disclosures required by paragraphs 51 through 58 of SOP 00-2.

Part II
Recent Sales of Unregistered Securities, page II-1

24. Please revise this section to identify the "certain investors" and to provide the aggregate amount of consideration received in each transaction. Refer to Item 701 of Regulation S-B. Please also revise on page 36.

Undertakings, page II-2

25. Please revise to provide the undertaking in Item 512(a)(4) of Regulation S-B.

Signatures, page II-4

26. In the next amendment, please have your controller or principal accounting officer sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

Exhibit 5.1

27. Please revise your opinion to clarify that you are opining on the 7,142,857 shares that the company is issuing. Your second paragraph refers to the Shares now issued and the Shares that may be issued upon the exercise of the warrants.

28. Please delete the last sentence of the opinion as it contains an inappropriate qualification on consent.

<u>Other</u>

29. In accordance with Item 310 (g) of Regulation S-B, please include audited financial statements for your December 31, 2006 fiscal year end.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

         We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

         We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

         You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3315 with any other questions.

                                                            Regards,

                                                            Hanna Teshome
                                                            Special Counsel

cc: Ryan S. Hong, Esq.
        Richardson & Patel LLP
        via facsimile: (310) 208-1154